(212) 318-6054

vadimavdeychik@paulhastings.com

December 14, 2020

Mr. Jeffrey A. Foor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli ETFs Trust (the “Trust”)
File Numbers: 333-238109; 811-23568

Dear Mr. Foor:

This letter responds to additional comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) to the undersigned with respect to the amended registration statement on Form N-1A for the Trust, which was filed on October 20, 2020, with the Commission. The registration statement seeks to register the following series of the Trust: Gabelli Growth Innovators ETF, Gabelli Financial Services ETF, Gabelli Global Small Cap ETF, Gabelli Small & Mid Cap ETF, Gabelli Micro Cap ETF, Gabelli Love Our Planet & People ETF, Gabelli Asset ETF, Gabelli Equity Income ETF and Gabelli Green Energy ETF (each, a “Fund” and collectively, the “Funds”).

The Trust’s responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meaning as in the registration statement, unless otherwise indicated.

General

Comment 1: Please confirm that the risk factors listed on Page 3 of the Cover match the risk factors listed in each Prospectus Summary. Please consider removing Trading Issues Risk from Page 3.

Response: Confirmed, and the Trust has removed Trading Issues Risk from Page 3.

Comment 2: Please consider reorganizing the risk factors in order of importance applicable to non-transparent ETFs.

Response: Requested change has been made.

Comment 3: Please delete the phrase “plus any borrowings for investment purposes”, globally.

December 14, 2020

Response: Requested change has been made.

Comment 4: Page 52, Pricing of Fund Shares. Please update the disclosure to specifically note the availability of certain information on the website maintained on behalf of the Trust.

Response: The Trust respectfully submits that the following disclosure has been added:

“A Fund’s website will disclose each day the median bid-ask spread for the Fund’s most recent 30 days based on the National Best Bid and Offer, as required by Rule 6c-11(c)(1)(v).”

Comment 5: Please disclose in the Statement of Additional Information that the Trust utilizes the ActiveShares® methodology licensed from Precidian Investments, LLC (“Precidian”).

Response: Requested change has been made.

Comment 6: Where appropriate, please confirm that the Statement of Additional Information only references investments allowed by the Precidian exemptive order.

Response: Confirmed.

Comment 7: Please disclose in the Statement of Additional Information (“SAI”) additional disclosure with respect to Board oversight, as set out in Precidian’s exemptive application.

Response: The Trust has added the following language under the Investment Advisory and Other Services section of the SAI:

“Because the Fund trades on the basis of the VIIV, it may trade at a wider bid/ask spread than traditional ETFs that publish their portfolios on a daily basis. Accordingly, the Adviser will monitor on an on-going basis how shares of a Fund trade, including the level of any market price premium or discount to NAV and the bid/ask spreads on market transactions. Should there be extended periods during which shares trade at a significant premium or discount to NAV or of unusually wide bid/ask spreads, the Board will consider the continuing viability of a Fund, whether shareholders are being harmed, and what, if any, action would be appropriate to among other things, narrow the premium/discount or spread, as applicable. The Board will then decide whether to take any such action. Potential actions may include, but are not limited to, changing lead market makers, listing the Fund on a different exchange, changing the size of Creations Units, changing the Fund’s investment objective or strategy, and liquidating a Fund.”

Comment 8: In the Fees and Expenses section, please modify the narrative explanation to be consistent with Item 3 of Form N-1A.

December 14, 2020

Response: Requested change has been made, as applicable.

Comment 9: Please confirm that the information included in the fee table for each Fund is accurate and consistent with the applicable investment advisory agreement.

Response: Confirmed.

Comment 10: Please confirm whether the Funds will be unitary fee funds.

Response: The Trust respectfully submits that the Funds will be unitary fee funds.

Comment 11: Please provide the audited seed balance sheet.

Response: The Trust respectfully submit that the audited see balance sheet will be included in the next amendment.

Gabelli Growth Innovators ETF

Prospectus Summary – page 4

Comment 12: Page 4, Principal Investment Strategies. Please disclose whether the Fund may invest in companies without regard to market capitalization

Response: The Trust respectfully submits that it has added the following sentence to the disclosure:

“The Fund may invest in companies without regard to market capitalization.”

Gabelli Financial Services ETF

Prospectus Summary – page 8

Comment 13: In the Principal Investment Strategies section, the disclosure states that “The Fund generally considers the term “significant portion” to be at least 50%. However, at the time of purchase, up to 25% of the 80% of the Fund’s securities of companies principally engaged in the group of industries comprising financial services can be comprised of companies that devote between 25% to 50% of its assets to, or derive between 25% to 50% of its revenues from, financial services. Please revise this disclosure or explain why you think it is appropriate to consider a company that devotes less than 50% of its assets, or derives less than 50% of its revenues, to financial services as a financial services company.

December 14, 2020

Response: The Trust respectfully submits that it has revised the disclosure in question to read:

“The Fund considers a company to be principally engaged in the group of industries comprising the financial services sector if it devotes 50% of its assets to, or derives 50% of its revenues from, providing financial services.”

Gabelli Love Our Planet & People ETF

Prospectus Summary – page 25-26

Comment 14: Please supplement the disclosure and describe in greater detail the factors the Fund will use in determining whether issuers satisfy the Fund’s socially responsible criteria or guidelines.

Response: The Trust respectfully submits that it has revised the disclosure in question and added the following sentence:

“In determining the social responsiveness of a particular company the investment team looks for companies that have initiated and implemented internal policies with respect to certain social issues such as inequality in the workspace and/or fair treatment of workers.”

Comment 15: Page 25, Principal Investment Strategies. The disclosure states, “The Fund relies primarily on proprietary research conducted by the Adviser to reach a judgement on the social responsiveness of each investment candidate but may also employ third-party data services.” Please confirm whether the Fund currently employs and third-party data services and disclose if the Fund does. Please provide and disclose risks associated with relying on a third-party data provider.

Response: The Trust respectfully submits that it has revised the disclosure in question and added the following sentence:

“The Adviser will look to MSCI Inc. to provide services along with internal research in reaching the final judgment on the social responsiveness of an issuer.”

Gabelli Green Energy ETF

Prospectus Summary – page 37

Comment 16: Page 37, Principal Investment Strategies. The disclosure states, “While nuclear and gas are not classified as clean energy, the Fund considers them to be fuel sources that enable a low-carbon transition and thus will count toward the Fund’s 80% policy discussed above.” Please explain whether nuclear and gas should be classified as clean energy.

December 14, 2020

Response: The Trust respectfully submits that nuclear and gas enable a low-carbon transition. The Trust has revised the disclosure to state “The Fund considers nuclear and gas to be fuel sources that enable a low-carbon transition and thus will count toward the Fund’s 80% policy discussed above.”

Comment 17: Please explain why it is appropriate to treat clean water and/or treating wastewater as clean energy.

Response: The Trust has added the following disclosure:

“The Fund may invest in companies that provide cost- and energy-saving solutions to companies engaged in the production or delivery of clean water and/or treating wastewater.”

Comment 18: Please explain why it is appropriate to treat companies that have at least 50% of their recent and future capital expenditures committed to clean energies as clean energy companies.

Response: Response: The Trust has removed “recent and future expenditures” language from the disclosure.

December 14, 2020

/s/ Vadim Avdeychik

Vadim Avdeychik